INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(Expressed in U.S. dollars)

(Unaudited)

Banro Corporation
CONTENTS

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position	3

Interim Condensed Consolidated Statements of Comprehensive (Loss)/Income	4

Interim Condensed Consolidated Statements of Changes in Equity	5

Interim Condensed Consolidated Statements of Cash Flow	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars) (unaudited)

	Notes	March 31,	December 31,
		2016	2015
		$	$
ASSETS
Current Assets
Cash and cash equivalents	4	7,529	2,262
Restricted cash	4	17,500	-
Trade and other receivables	5	15,851	13,020
Prepaid expenses and deposits	6	9,963	7,081
Inventories	7	49,312	28,189
		100,155	50,552
Non-Current Assets
Property, plant and equipment	8	651,429	289,627
Exploration and evaluation	9	141,757	139,738
Inventories	7	3,899	3,802
Mine under construction	10	-	388,012
		797,085	821,179
TOTAL ASSETS		897,240	871,731

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade and other payables	11	67,692	82,235
Deferred revenue	12	11,548	5,838
Bank loans	13	7,754	11,921
Other liabilities	14	2,148	2,033
Derivative instruments - mark-to-market	15	15,433	28,763
Long-term debt	17	190,489	-
		295,064	130,790
Non-Current Liabilities
Deferred revenue	12	102,071	42,529
Bank loans	13	1,527	3,012
Other liabilities	14	4,833	5,366
Derivative instruments - mark-to-market	15	6,340	25,004
Provision for closure and reclamation	16	8,028	8,066
Long-term debt	17	-	168,127
Preference shares	18	74,896	69,337
		197,695	321,441
Total Liabilities		492,759	452,231

Shareholders' Equity
Share capital	19	526,697	518,629
Warrants	19b	13,356	13,356
Contributed surplus	20	43,478	43,431
Deficit		(179,050)	(155,916)
		404,481	419,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		897,240	871,731

Commitments and contingencies	21

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(Expressed in thousands of U.S. dollars) (unaudited)

		For the three months ended
		March 31,	March 31,
	Notes	2016	2015
		$	$
Operating revenue		46,540	41,003

Operating expenses
Production costs	24	(32,177)	(17,895)
Depletion and depreciation	8	(12,231)	(6,386)
Total mine operating expenses		(44,408)	(24,281)

Gross earnings from operations		2,132	16,722

General and administrative expenses	25	(3,637)	(2,787)
Share-based payments	20	(41)	(403)
Other charges and provisions, net	26	(9,423)	(744)
Net (loss)/income from operations		(10,969)	12,788

Finance expenses	27	(12,367)	(6,055)
Foreign exchange gain		200	46
Interest income		2	1
Net (loss)/income		(23,134)	6,780

Items that may be reclassified to profit or loss:
Fair value loss on available-for-sale financial asset		-	(805)
Total comprehensive (loss)/income		(23,134)	5,975

(Loss)/income per share
Basic	19c	(0.09)	0.03
Diluted	19c	(0.09)	0.03

Weighted average number of common shares outstanding
Basic	19c	270,840	252,101
Diluted	19c	270,840	252,221

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S dollars) (unaudited)

		Share capital
		Number						Total
	Notes	of common			Contributed	Available-for-		Shareholders'
		shares	Amount	Warrants	Surplus	sale asset	Deficit	Equity
		(in thousands)	$	$	$	$	$	$
Balance as at January 1, 2015		252,101	518,615	13,356	42,526	380	(82,373)	492,504
Net income for the period		-	-	-	-	-	6,780	6,780
Share-based payments	20	-	-	-	509	-	-	509
Fair value loss on available-for-sale financial asset		-	-	-	-	(805)	-	(805)
Balance as at March 31, 2015		252,101	518,615	13,356	43,035	(425)	(75,593)	498,988
Net loss for the period		-	-	-	-	-	(80,323)	(80,323)
Exercise of stock options	20	58	14	-	(5)	-	-	9
Share-based payments	20	-	-	-	401	-	-	401
Fair value loss on available-for-sale financial asset		-	-	-	-	(989)	-	(989)
Fair value loss realized on sale of financial asset		-	-	-	-	1,414	-	1,414
Balance as at December 31, 2015		252,159	518,629	13,356	43,431	-	(155,916)	419,500
Net loss for the period		-	-	-	-	-	(23,134)	(23,134)
Private placement	19	50,000	8,068	-	-	-	-	8,068
Share-based payments	21	-	-	-	47	-	-	47
Balance as at March 31, 2016		302,159	526,697	13,356	43,478	-	(179,050)	404,481

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended
		March 31,	March 31,
	Notes	2016	2015
		$	$
Cash flows from operating activities
Net (loss)/income		(23,134)	6,780
Adjustments for:
Recognition of non-cash revenue	12	(6,771)	(3,000)
Depletion and depreciation	8	12,244	6,411
Unrealized foreign exchange (gain)/loss		(185)	16
Share-based payments	20	41	403
Employee retention allowance	14	202	154
Finance expense excluding bank charges, net of interest income	27	11,250	5,518
Accretion on closure and reclamation	16	168	186
Other charges and provisions, net	26	9,423	744
Interest paid		(9,660)	(1,372)
Interest received		2	-
Operating cash flows before working capital adjustments		(6,420)	15,840
Working capital adjustments	29	(10,502)	(8,152)
Net cash flows (used in)/provided by operating activities		(16,922)	7,688

Cash flows from investing activities
Movement in restricted cash		(17,500)	-
Acquisition of property, plant, and equipment	8	(3,704)	(2,235)
Exploration and evaluation expenditures and associated working capital movements	9	(2,273)	(3,505)
Expenditures on mine under construction and associated working capital movements, net of pre-production revenue	10	(10,757)	(6,822)
Interest paid		-	(8,348)
Net cash used in investing activities		(34,234)	(20,910)

Cash flows from financing activities
Bank overdraft	11	(2,175)	(1,280)
Net proceeds from non-equity financing	29	90,175	19,700
Net proceeds from equity financing	29	8,068	-
Repayment of derivative liabilities	15	(31,761)	-
Payment of dividends	18	(1,725)	(750)
Finance lease payment	14	(514)	-
Net repayments of bank loans	13	(5,652)	(2,364)
Net cash provided by financing activities		56,416	15,306

Effect of foreign exchange on cash and cash equivalents		7	(62)
Net increase in cash and cash equivalents		5,267	2,022
Cash and cash equivalents, beginning of the period		2,262	1,002
Cash and cash equivalents, end of the period		7,529	3,024

Other cash flow items and non-cash transactions (Note 29)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

1.      CORPORATE INFORMATION

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three months ended March 31, 2016 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in the Congo, Banro Hydro SARL, and its subsidiary in Barbados, Banro Group (Barbados) Limited. The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.      BASIS OF PREPARATION

a)	Statement of Compliance

These interim condensed consolidated financial statements as at and for the three months ended March 31, 2016, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IFRS. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2015, which includes information necessary to understand the Company’s business and financial statement presentation.

The date the Company’s Board of Directors approved these interim condensed consolidated financial statements was May 10, 2016.

b)	Continuation of Business

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which are presented at fair value.

The Company had a net loss of $23,134 for the three months ended March 31, 2016 (three months ended March 31, 2015 – net income of $6,780) and as at March 31, 2016 had a working capital deficit of $4,420, excluding long-term debt (December 31, 2015 - $80,238).

For the three months ended March 31, 2016, the interim condensed consolidated statement of comprehensive (loss)/income includes the activity of the Namoya mine as commercial production was declared on January 1, 2016 (see Note 10). The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. In addition to the financing closed in the current period, management is exploring all available options to secure additional funding, including forward sale agreements, equity financing and strategic partnerships. Given the continuation of weak investor sentiment and capital market conditions, there exists an uncertainty as to the Company’s ability to raise additional funds on favorable terms. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify economically recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, these conditions indicate the existence of a material uncertainty that raises substantial doubt on the Company’s ability to continue as a going concern.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of recorded asset amounts, classification of liabilities and changes to the interim condensed statements of comprehensive (loss)/income that might be necessary if the Company was unable to continue as a going concern.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 3 of the annual consolidated financial statements of the Company as at and for the year ended December 31, 2015, except for those newly adopted accounting standards noted below.

a)	Newly Applied Accounting Standards

The following amended standards were applied as of January 1, 2016:

•	IFRS 10, Consolidated Financial Statements (amendment);
•	IAS 1, Presentation of Financial Statements (amendment);
•	IAS 16, Property, Plant and Equipment (amendment); and
•	IAS 38 Intangible Assets (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s interim condensed consolidated financial statements.

b)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that there are no relevant updates in the current period.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

4.      CASH AND CASH EQUIVALENTS

	March 31,	December 31,
	2016	2015
	$	$
Cash	7,462	2,207
Cash equivalents	67	55
Cash and cash equivalents	7,529	2,262

Restricted cash[1]	17,500	-
	17,500	-

1 Restricted cash relates to deposits for future interest payments on the long-term debt until maturity (see Note 17).

5.      TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2016	2015
	$	$
Advances to employees	337	299
VAT receivable	11,281	10,014
Other receivables	4,233	2,707
	15,851	13,020

As at March 31, 2016, there were no allowances as all amounts are expected to be fully recovered (December 31, 2015 - $nil).

6.      PREPAID EXPENSES AND DEPOSITS

	March 31,	December 31,
	2016	2015
	$	$
Supplier prepayments and deposits - Twangiza	4,184	3,078
Supplier prepayments and deposits - Namoya	4,053	3,160
Prepaid insurance and rent	1,726	843
	9,963	7,081

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

7.      INVENTORIES

	March 31,	December 31,
	2016	2015
	$	$
Stockpiled ore	2,329	1,431
Gold-in-process	6,448	761
Gold bullion	6,357	2,022
Mine operating supplies	34,178	23,975
Total current portion	49,312	28,189

Non-current stockpiled ore[1]	3,899	3,802
Total non-current portion	3,899	3,802

Total	53,211	31,991

1 Includes low-grade material not scheduled for processing within the next twelve months.

The Company transferred $14,312 from mine under construction to inventories upon the declaration of commercial production at the Company’s Namoya mine effective January 1, 2016. During the three months ended March 31, 2016, the Company recognized $32,177 (three months ended March 31, 2015 - $17,895) of inventory as an expense within production costs and $1,034 for impairment of inventories as other charges and provisions in the interim condensed consolidated statement of comprehensive (loss)/income.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

8.      PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment (“PPE”) are summarized as follows:

	Mining assets	Construction in progress	Plant and equipment	Total
	$	$	$	$
I) Cost
Balance as at January 1, 2015	54,771	1,532	327,408	383,711
Additions	-	52	29,089	29,141
Transfers	-	-	-	-
Disposals	-	-	(2,754)	(2,754)
Balance as at December 31, 2015	54,771	1,584	353,743	410,098
Additions	-	1,281	2,217	3,498
Transfers	51,921	398	321,381	373,700
Balance as at March 31, 2016	106,692	3,263	677,341	787,296

II) Accumulated Depreciation
Balance as at January 1, 2015	20,448	-	68,253	88,701
Depreciation for the year	-	-	30,726	30,726
Depletion for the year	3,591	-	-	3,591
Disposals	-	-	(2,547)	(2,547)
Balance as at December 31, 2015	24,039	-	96,432	120,471
Depreciation for the period	-	-	13,546	13,546
Depletion for the period	1,850	-	-	1,850
Balance as at March 31, 2016	25,889	-	109,978	135,867

III) Carrying amounts
Balance as at December 31, 2015	30,732	1,584	257,311	289,627
Balance as at March 31, 2016	80,803	3,263	567,363	651,429

The Company transferred $373,700 from mine under construction to PPE upon the declaration of commercial production at the Company’s Namoya mine effective January 1, 2016. During the three months ended March 31, 2016 and 2015, no assets were disposed. The Company’s PPE in the Congo are pledged as security.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

9.      EXPLORATION AND EVALUATION

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

					Banro
	Twangiza	Namoya	Lugushwa	Kamituga	Congo	Total
					Mining
Cost	$	$	$	$	$	$
Balance as at January 1, 2015	31,026	16,843	53,433	24,410	4,247	129,959
Additions	1,516	1,185	2,921	2,924	1,233	9,779
Balance as at December 31, 2015	32,542	18,028	56,354	27,334	5,480	139,738
Additions	324	239	605	606	245	2,019
Balance as at March 31, 2016	32,866	18,267	56,959	27,940	5,725	141,757

10.    MINE UNDER CONSTRUCTION

Development expenditures with respect to the construction of the Company’s Namoya mine are as follows:

Namoya Mine
Balance as at January 1, 2015	414,258
Additions	111,372
Pre-commercial production revenue	(53,318)
Impairment	(84,300)
Balance as at December 31, 2015	388,012
Transfers to inventories	(14,312)
Transfers to PPE	(373,700)
Balance as at March 31, 2016	-

Effective January 1, 2016 the Company declared commercial production at its Namoya mine. All capital costs related to the Namoya mine prior to January 1, 2016 have been transferred to property, plant and equipment. Revenues realized from the sale of inventory produced and sold before commencement of commercial production (“pre-commercial production revenue”) are recorded as a reduction of the respective mining asset. This treatment ceased on December 31, 2015, and proceeds from sales beginning January 1, 2016 have been recognized in the interim condensed statement of comprehensive (loss)/income.

11.    TRADE AND OTHER PAYABLES

	March 31,	December 31,
	2016	2015
	$	$
Bank overdrafts	3,864	6,039
Accounts payable	47,038	51,715
Accrued liabilities	16,790	23,615
Promissory note	-	866
	67,692	82,235

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

12.    DEFERRED REVENUE

In February 2016, the Company closed a gold streaming transaction relating to the Twangiza mine (the “Twangiza Transaction”) with RFW Banro Investments Limited (“RFWB”). The Company received from RFWB a deposit of $67,500 for the delivery of a certain percentage (the “Entitlement Percentage”) of the gold produced at the Twangiza mine (effective January 1, 2016) for an initial term of 40 years with automatic renewals for successive 15-year periods unless there is no mining activity for the last 15 years. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the delivery term, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by RFWB to Twangiza upon delivery of the gold are $150 per ounce. The value of deliveries between January 1, 2016 and the closing of the transaction, totaling $1,037, have been reflected as an adjustment to the proceeds from deferred revenue on initial recognition. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price. The current portion of deferred revenue reflects expected deliveries within the next 12 months.

In April 2015, the Company closed a streaming transaction for the Namoya mine and received a deposit of $50,000 from an entity funded by investment funds managed by Gramercy Funds Management LLC in exchange for delivery of 8.33% of the gold produced at the Namoya mine at an ongoing price of $150 per ounce for an initial term of 40 years with automatic renewals for successive 15-year periods unless there is no mining activity for the last 15 years.

	Namoya	Twangiza	Total
	$	$	$
Balance as at January 1, 2015	-	-	-
Prepayment received	50,000	-	50,000
Gold delivered	(1,633)	-	(1,633)
Balance as at December 31, 2015	48,367	-	48,367
Prepayment received	-	66,463	66,463
Gold delivered	(644)	(567)	(1,211)
Balance as at March 31, 2016	47,723	65,896	113,619
Current portion	5,319	6,229	11,548
Non-current portion	42,404	59,667	102,071

13.    BANK LOANS

Lender	Ecobank	Rawbank	Banque	Banque	Total
			Commerciale du	Commerciale du
			Congo	Congo
Balance as of January 1, 2015	15,000	1,000	4,992	-	20,992
Proceeds	-	-	-	11,500	11,500
Repayments	(11,131)	(1,000)	(4,992)	(436)	(17,559)
Balance as of December 31, 2015	3,869	-	-	11,064	14,933

Repayments	(3,869)	-	-	(1,783)	(5,652)
Balance as of March 31, 2016	-	-	-	9,281	9,281
Current portion	-	-	-	7,754	7,754
Non-current portion	-	-	-	1,527	1,527

Start date	February	July 2013	September	September
End date	February	September 2015	October 2015	July 2017
Interest rate	8.5%	10.0%	9.5%	9.5%
Payment frequency	Quarterly	Monthly	Monthly	Monthly

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company has accrued interest on the facilities of $nil as of March 31, 2016 (December 31, 2015 - $99) which is included in accrued liabilities in its interim condensed consolidated statement of financial position. The Company has recorded interest expense of $506 in the interim condensed consolidated statement of comprehensive (loss)/income, for the three months ended March 31, 2016 (three months ended March 31, 2015 - $nil) and $nil was capitalized to mine under construction for the three months ended March 31, 2016 (three months ended March 31, 2015 - $434) in relation to the bank loans.

14.    OTHER LIABILITIES

     a)      Finance lease

The gross values of minimum lease payments are as follows:

	March 31,	December 31,
	2016	2015
	$	$
Within one year	2,536	2,537
Between two and five years	691	1,382
	3,227	3,919
Future interest	(413)	(591)
Present value of finance lease liabilities	2,814	3,328

The present values of minimum lease payments are as follows:

	March 31,	December 31,
	2016	2015
	$	$
Within one year	2,148	2,033
Between two and five years	666	1,295
Present value of finance lease liabilities	2,814	3,328

The carrying amounts of the assets under lease as at March 31, 2016 is $4,733 (December 31, 2015 - $4,908).

      b)      Employee retention allowance

The following table summarizes information about changes to the Company’s employee retention allowance during the three months ended March 31, 2016.

$
Balance as at January 1, 2015	3,405
Additions	1,123
Forfeitures	(127)
Payments to employees	(330)
Balance as at December 31, 2015	4,071
Additions	321
Forfeitures	(9)
Payments to employees	(216)
Balance as at March 31, 2016	4,167

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

15.    DERIVATIVE INSTRUMENTS

     a)      Gold Prepayment Arrangements

In January 2016, one of the gold forward sale agreements closed in 2015 was amended for an additional prepayment by the purchaser of $3,480 for its purchase of an additional 123.835 ounces of gold per month from the Twangiza mine beginning in January 2016 for 32 months. The terms and conditions for the agreement remain unchanged and the Company has classified the obligation under the agreement as a financial instrument at fair value through profit or loss based on the intent, terms and nature of the agreement. Transaction costs of $300 were expensed during the three months ended March 31, 2016 to the interim condensed consolidated statement of comprehensive (loss)/income.

In February 2016, the Company extinguished gold forward sales for $31,761 that had been closed by the Company in February and April 2015 and realized a gain of $30 on extinguishment in the interim condensed consolidated statement of comprehensive (loss)/income.

During the three months ended March 31, 2016, the Company reflected a fair value loss of $3,266 in the interim condensed consolidated statement of comprehensive (loss)/income relating to the revaluation of these gold prepayment arrangements (three months ended March 31, 2015 - $464).

	Twangiza	Rawbank	Project	Auramet	Total
	GSA		Vendor
	$	$	$	$	$
Balance as at January 1, 2015	-	-	-	1,291	1,291
Prepayment received	47,000	10,000	2,894	5,000	64,894
Gold delivered	(12,737)	(3,214)	(1,168)	(2,787)	(19,906)
Fair value loss	5,504	357	140	204	6,205
Balance as at December 31, 2015	39,767	7,143	1,866	3,708	52,484
Prepayment received	3,480	-	-	-	3,480
Gold delivered	(3,177)	(1,890)	(456)	(3,805)	(9,328)
Fair value loss	2,572	166	401	97	3,236
Extinguishment	(31,761)	-	-	-	(31,761)
Balance as at March 31, 2016	10,881	5,419	1,811	-	18,111
Current	4,881	5,079	1,811	-	11,771
Non-current	6,000	340	-	-	6,340

     b)      Call Options

In connection with a $3,000 Auramet gold forward sale agreement, the Company issued call options for the purchase of 5,000 ounces expiring at the end of June 2016 at a price of $1,200 per ounce. As at March 31, 2016, a fair value of $324 was included in derivative instruments (December 31, 2015 - $40). For the three months ended March 31, 2016, Company reflected a fair value loss of $284 in the interim condensed consolidated statement of comprehensive (loss)/income relating to the revaluation of these call options (three months ended March 31, 2015 - $nil).

     c)      Warrants to Purchase Common Shares

On February 26, 2016, warrants were issued as a part of the term loan and private placement transactions arranged by the Company (see Notes 17 and 19) that entitle the holders thereof to acquire 10 million and 2.5 million common shares of the Company, respectively, at a price of $0.2275 per share for a period of 3 years, expiring February 26, 2019.

On August 18, 2014, warrants were issued as a part of a liquidity backstop facility (the “Facility”) arranged by the Company (the Facility has since been extinguished; see Note 17). The warrants entitled the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As of February 26, 2016, the exercise price was adjusted to Cdn$0.236 per share, as per the terms of these warrants.

As at March 31, 2016, all warrants issued were outstanding and classified as a current liability in the interim condensed statement of financial position.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

$
Fair value, December 31, 2015	1,243
Issuance of warrants	1,818
Fair value loss[1]	277
Balance as at March 31, 2016	3,338

1 three months ended March 31, 2015 - fair value loss of $393

16.    PROVISION FOR CLOSURE AND RECLAMATION

The Company recognizes a provision related to its constructive and legal obligations in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted cash flows using an interest rate of 8.83%, a mine life of 14.75 years, and estimated future undiscounted liability of $9,188 (December 31, 2015 - $9,188). The provision for the Namoya mine is calculated at the net present value of the future estimated undiscounted liability using an interest rate of 8.65%, a mine life of 8.75 years, and estimated future undiscounted liability of $11,140 (December 31, 2015 - $10,565). For the three months ended March 31, 2016, the Company recorded accretion expense of $168 (three months ended March 31, 2015 - $186) in the interim condensed consolidated statement of comprehensive (loss)/income.

	Twangiza	Namoya	Total
	Mine	Mine
	$	$	$
Balance at January 1, 2015	3,633	4,122	7,755
Change in life of mine	(1,142)	-	(1,142)
Additions	38	101	139
Change in discount rate	258	380	638
Unwinding of the discount rate	272	404	676
Balance at December 31, 2015	3,059	5,007	8,066
Change in life of mine	(481)	(3)	(484)
Additions	-	278	278
Unwinding of the discount rate	60	108	168
Balance at March 31, 2016	2,638	5,390	8,028

17.    LONG-TERM DEBT

In February 2016, the Company closed a $22,500 term loan facility funded by RFWB and investment funds managed by Gramercy Funds Management LLC (“Gramercy”). The term loan facility represents a loan of $22,500 with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first 21 months of the term and then at a rate of the 3-month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. Gramercy and RFWB may require repayment of the term loan at any time after the second anniversary. The Company issued to the lenders a total of 10 million common share purchase warrants of the Company (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.2275 for a period of three years (see Note 15).

The Company recognized the term loan at its fair value of $22,500 less transaction costs of $264 and a fair value of $1,784 attributed to the warrants. For the three months ended March 31, 2016, the Company recognized $426 of interest under finance expense in its interim condensed consolidated statement of comprehensive (loss)/income. As at March 31, 2016, the Company included accrued interest on the term loan of $165 under accrued liabilities in its interim condensed consolidated statement of financial position.

In August 2014, the Company closed a liquidity backstop facility for a total of $35,000 in Priority Lien and Parity Lien Notes with any interest payable before July 31, 2015 capitalized to outstanding principal and a maturity date of July 31, 2016. In December 2014, the Company received an additional $2,000 in Parity Lien Notes. In April 2015, the Company repaid the liquidity backstop facility for a payment of $40,701.

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (the “Notes”) and 48 common share purchase warrants (the “Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its interim condensed consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering was attributable to the construction of the Namoya mine, the Company capitalized the related portion, 88%, of all borrowing costs prior to the Namoya mine entering commercial production. As at March 31, 2016, the fair value of the long-term debt is $129,500 (December 31, 2015 - $105,000) which is valued using a market approach. For the three months ended March 31, 2016, the Company capitalized borrowing costs of $nil (March 31, 2015 – $4,955) to mine under construction and recognized $5,745 (March 31, 2015 - $617) of borrowing costs under finance expense in its interim condensed consolidated statement of comprehensive (loss)/income. As at March 31, 2016, the Company included accrued interest on the long-term debt of $1,486 (December 31, 2015 - $5,833) under accrued liabilities in its interim condensed consolidated statement of financial position.

The Company has complied with its long-term debt covenants as at March 31, 2016.

	Offering	Facility	Term Loan	Total
	$	$		$
Balance at January 1, 2015	163,055	37,866	-	200,921
Accretion and capitalized interest	5,072	2,509	-	7,581
Extinguishment	-	(40,375)	-	(40,375)
Balance at December 31, 2015	168,127	-	-	168,127

Loan issued	-	-	20,777	20,777
Accretion	1,381	-	204	1,585
Balance at March 31, 2016	169,508	-	20,981	190,489
Current	169,508	-	20,981	190,489
Non-current	-	-	-	-

The table below details the timing of payments for principal and interest on the long-term debt:

			Payments due by period
		Less than	One to three	Three to four	After four
	Total	one year	years	years	years
	$	$	$	$	$
Offering debt	175,000	175,000	-	-	-
Offering debt interest	17,500	17,500	-	-	-
Term loan principal	22,500	22,500	-	-	-
Term loan interest	1,477	1,477	-	-	-

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

18.    PREFERENCE SHARES

On April 25, 2013 (the “Closing Date”), the Company issued 116,000 series A preference shares of the Company at a price of $25 per series A preference share (“Series A Shares”) and 1,200,000 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200,000 associated series B preference shares (“Series B Shares”) of the Company at a price of $25 per combined Subco Share and Series B Share, for gross aggregate proceeds of $32,900. Collectively, the Series A Shares and Subco Shares are referred to as the “Preference Shares”.

The Company has classified the Preference Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares contain an embedded derivative since they may be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s interim condensed consolidated statement of comprehensive (loss)/income. On issuance, the Company recognized the Preference Shares at their fair value of $32,900 in its interim condensed consolidated statement of financial position. As at March 31, 2016, the Company has recognized the Preference Shares at their fair value of $33,392 (December 31, 2015 - $28,315). For the three months ended March 31, 2016, a loss of $4,110 was recorded in the interim condensed consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial liability (for the three months ended March 31, 2015 – loss of $395). The fair value of the Preference Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable.

During the three months ended March 31, 2016, the Company declared dividends on the Preference Shares in the amount of $934 in respect of the dividend payment date of September 30, 2015. As at March 31, 2016, accrued dividends of $2,842 in respect of the dividend payment dates of September 30, 2015, December 31, 2015 and March 31, 2016 were included in the preferred shares balance. For the three months ended March 31, 2016, dividend expense of $967 was reflected in the interim condensed consolidated statement of comprehensive (loss)/income (three months ended March 31, 2015 - $707) and $nil of dividends were capitalized to mine under construction (three months ended March 31, 2015 - $142).

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares (collectively, the “Private Placement Preferred Shares”) of two of the Company's subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited). The Private Placement Preferred Shares pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. During the three months ended March 31, 2016, dividends of $1,725 were paid (three months ended March 31, 2015 - $nil).

The Company has elected to classify the Private Placement Preferred Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares comprise multiple embedded derivatives. The Private Placement Preferred Shares are revalued at each reporting date, with a gain or loss reported in the Company’s interim condensed consolidated statement of comprehensive (loss)/income. On issuance, the Company recognized the Private Placement Preferred Shares at their fair value of $40,000 in its interim condensed consolidated statement of financial position. As at March 31, 2016, the Company has recognized the Private Placement Preferred Shares at their fair value of $41,504 (December 31, 2015 - $41,022). For the three months ended March 31, 2016, a loss of $482 was included in the interim condensed consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial liability (three months ended March 30, 2015 – gain of $449). The fair value of the Private Placement Preferred Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable. As at March 31, 2016, capitalized dividends of $3,634 were included in the Private Placement Preferred Shares balance of $41,504 (December 31, 2015 – capitalized dividends of $3,634). For the three months ended March 31, 2016, dividends of $nil were capitalized to mine under construction (three months ended March 31, 2015 - $342) and for the three months ended March 31, 2016, dividend expense of $859 was reflected in the interim condensed consolidated statement of comprehensive (loss)/income (three months ended March 31, 2015 - $701).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Issued and outstanding preference/preferred shares are as follows (number of shares in thousands):

	Number of Shares	Fair Value
	(in thousands)	$
Series A Preference Shares
Balance as at January 1, 2015	116	2,877
Accrued cumulative dividends	-	240
Dividend payments	-	(215)
Change in fair value during the year	-	(405)
Balance as at December 31, 2015	116	2,497
Accrued cumulative dividends	-	85
Change in fair value during the period	-	362
Balance as at March 31, 2016	116	2,944

Subco Shares*
Balance as at January 1, 2015	1,200	29,749
Accrued cumulative dividends	-	2,484
Dividend payments	-	(2,224)
Change in fair value during the year	-	(4,191)
Balance as at December 31, 2015	1,200	25,818
Accrued cumulative dividends	-	882
Change in fair value during the period	-	3,748
Balance as at March 31, 2016	1,200	30,448

Namoya Barbados Private Placement Preferred Shares
Balance as at January 1, 2015	21	19,245
Change in fair value during the year	-	1,266
Balance as at December 31, 2015	21	20,511
Change in fair value during the period	-	241
Balance as at March 31, 2016	21	20,752

Twangiza Barbados Private Placement Preferred Shares
Balance as at January 1, 2015	21	19,245
Change in fair value during the year	-	1,266
Balance as at December 31, 2015	21	20,511
Change in fair value during the period	-	241
Balance as at March 31, 2016	21	20,752

Total Balance as at December 31, 2015		69,337
Total Balance as at March 31, 2016		74,896

     *There are another 1,200 series B preference shares of the Company associated with the Subco Shares.

19.    SHARE CAPITAL

     a)      Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

In February 2016, the Company closed an $8,750 equity private placement to RFWB. The Company issued to RFWB 50 million common shares and warrants that entitle the holder to purchase 2.5 million common shares at a price of $0.2275 per share for a period of three years (see Note 15). RFWB holds approximately 16.6% of the outstanding common shares of the Company following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of the Company, RFWB has the right to nominate one person for election to the Company’s board of directors at the annual shareholders’ meeting.

As of March 31, 2016, the Company had 302,159 common shares issued and outstanding (December 31, 2015 – 252,159).

	Number of shares
	(in thousands)	Amount
Balance as at January 1, 2015	252,101	$518,615
Exercise of stock options	58	14
Balance as at December 31, 2015	252,159	518,629
Private placement	50,000	8,068
Balance as at March 31, 2016	302,159	$526,697

     b)      Share purchase warrants (in thousands)

As part of the Offering disclosed in Note 17, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 per share until March 1, 2017. As of March 31 2016, the Company had 8,400 Warrants outstanding (December 31, 2015 – 8,400).

On August 18, 2014, warrants were issued as a part of the Facility arranged by the Company (see Note 15c and 17). The warrants entitled the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As of February 26, 2016, the exercise price was adjusted to Cdn$0.236 per share, as per the terms of these warrants. As of March 31, 2016, all of these warrants were outstanding.

On February 26, 2016, warrants were issued as a part of the term loan and private placement transactions arranged by the Company and have been recorded as derivative liabilities (see Notes 15, 17 and 19a). The warrants entitle the holders thereof to acquire 10 million and 2.5 million common shares, respectively of the Company, at a price of $0.2275 per share for a period of 3 years, expiring February 26, 2019. As of March 31, 2016, all of these warrants were outstanding. The exercise of the warrants is limited to each holder owning no more than 19.9% of the Company. In the event of this exercise cap being triggered, warrants exercised for which shares cannot be issued are to be settled in cash.

     c)      (Loss)/income per share

(Loss)/income per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2016, amounting to 270,840 (three months ended March 31, 2015 – 252,101) common shares. Diluted income per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three months ended March 31, 2016 is 270,840 common shares (three months ended March 31, 2015 – 252,221). During the three months ended March 31, 2016, 6,737 potential common shares related to stock options and warrants that would dilute basic earnings per share have not been included as they are anti-dilutive.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

20.    SHARE-BASED PAYMENTS

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Options granted typically have a contractual life of five years from the date of grant. Options granted during 2015 had a vesting schedule of one-third of the options vesting on the grant date, one-third on the 12-month anniversary of the grant date, and the remaining third on the 24-month anniversary of the grant date.

The following tables summarize information about stock options (option numbers in thousands):

For the three months ended March 31, 2016:

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired

0.00 - 0.79	10,000	-	-	-	-	10,000	3.83	6,483	3,517
0.80 - 1.00	5,375	-	-	-	-	5,375	2.91	5,375	-
1.01 - 4.75	6,160	-	-	-	(492)	5,668	0.90	5,668	-
	21,535	-	-	-	(492)	21,043	2.81	17,526	3,517
Weighted Average Exercise Price (Cdn$)	1.59	-	-	-	3.25	1.55		1.82	0.22

For the three months ended March 31, 2015:

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
0.00 - 0.79	-	9,910	-	-		9,910	4.81	3,304	6,606
0.80 - 1.00	5,690	-	-	(30)	-	5,660	3.91	2,873	2,787
1.01 - 2.35	1,935	-	-	(701)	(277)	957	0.43	957	-
2.36 - 4.75	7,921	-	-	(1,085)	-	6,836	1.81	6,836	-
	15,546	9,910	-	(1,816)	(277)	23,363	3.54	13,970	9,393
Weighted Average Exercise Price (Cdn$)	2.89	0.20	-	3.63	2.31	1.68		2.55	0.39

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield, the historical forfeiture rate and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were no stock options granted during the three months ended March 31, 2016 (three months ended March 31, 2015 – 9,910).

During the three months ended March 31, 2016, the Company recognized in the interim condensed consolidated statement of comprehensive (loss)/income an expense of $41 (March 31, 2015 – $403) representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $6 for the three months ended March 31, 2016, related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset (March 31, 2015 – $106 capitalized to the exploration and evaluation asset and mine under construction).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

21.    COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at March 31, 2016 are as follows:

2016	$328
2017	292
2018	292
$912

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated (loss)/income, cash flow or financial position.

22.    RELATED PARTY TRANSACTIONS

Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2016 and 2015 was as follows:

	For the three months ended
	March 31, 2016	March 31, 2015
	$	$
Short-term employee benefits	803	1,170
Share-based payments	38	-
Other benefits	15	20
Employee retention allowance	59	63
	915	1,253

As of March 31, 2016, the Company had an outstanding balance of $172 owed as a part of the 2013 settlement with the former CEO. It is payable in monthly installments expiring in the second quarter of 2016.

During the three months ended March 31, 2016, directors fees of $99 (three months ended March 31, 2015 - $58) were incurred for non-executive directors of the Company. As of March 31, 2016, $110 was included in accrued liabilities as a payable to key management (December 31, 2015 - $109).

23.    SEGMENTED REPORTING

The Company has three reportable segments: mining operations, mineral exploration, and the development of precious metal projects in the Congo. These segments are consistent with the manner in which the Chief Operating Decision Maker, the Company’s CEO, reviews and evaluates the Company’s performance. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s corporate head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining, exploration and development projects are located in the Congo. As at and for the three months ended March 31, 2016, the Company’s Twangiza and Namoya mines are disclosed as separate mining operations. The Company’s sales of gold bullion are prominently transacted with a single customer.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)
For the three months ended	Mining	Mining
March 31, 2016	Operations	Operations
	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Operating revenue	28,027	18,513	-	-	46,540
Production costs	(16,126)	(16,051)	-	-	(32,177)
Depletion and depreciation	(6,241)	(5,990)	-	-	(12,231)
Gross earnings/(loss) from operations	5,660	(3,528)	-	-	2,132

General and administrative	(1,179)	(1,058)	-	(1,400)	(3,637)
Share-based payments	(4)	(2)	-	(35)	(41)
Other charges and provisions, net	(2,835)	(1,433)	-	(5,155)	(9,423)
Net income/(loss) from operations	1,642	(6,021)	-	(6,590)	(10,969)

Finance expenses	(3,428)	(1,266)	-	(7,673)	(12,367)
Foreign exchange gain	-	-	-	200	200
Interest income	-	-	-	2	2
Net loss	(1,786)	(7,287)	-	(14,061)	(23,134)

Gross capital expenditures	2,906	797	2,019	1	5,723

For the three months ended	Mining
March 31, 2015	Operations	Development
	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Operating revenue	41,003	-	-	-	41,003
Production costs	(17,895)	-	-	-	(17,895)
Depletion and depreciation	(6,386)	-	-	-	(6,386)
Gross earnings from operations	16,722	-	-	-	16,722

General and administrative	(1,133)	-	-	(1,654)	(2,787)
Share-based payments	(60)	-	-	(343)	(403)
Other charges and provisions, net	(464)	-	-	(280)	(744)
Net income/(loss) from operations	15,065	-	-	(2,277)	12,788

Finance expenses	(492)	(98)	-	(5,465)	(6,055)
Foreign exchange loss	(17)	-	-	63	46
Interest income	-	-	-	1	1
Net income/(loss)	14,556	(98)	-	(7,678)	6,780

Gross capital expenditures	1,825	28,352	2,208	-	32,385

Certain items from the Company’s interim condensed consolidated statements of financial position are as follows:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

March 31, 2016	Mining	Mining
	Operations	Operations
	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Total non-current assets	266,991	388,031	141,959	104	797,085
Total assets	312,770	420,403	143,028	21,039	897,240
Provision for closure and reclamation	(2,638)	(5,390)	-	-	(8,028)
Long-term portion of bank loans	-	(1,527)	-	-	(1,527)
Total liabilities	(122,469)	(112,592)	(4,482)	(253,216)	(492,759)

December 31, 2015	Mining
	Operations	Development
	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Total non-current assets	271,415	409,658	139,989	117	821,179
Total assets	310,553	419,633	140,965	580	871,731
Provision for closure and reclamation	(3,059)	(5,007)	-	-	(8,066)
Long-term debt	-	-	-	(168,127)	(168,127)
Long-term portion of bank loans	-	(3,012)	-	-	(3,012)
Total liabilities	(93,429)	(104,213)	(4,818)	(249,771)	(452,231)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Geographic segmentation of non-current assets is as follows:

March 31, 2016	Property, Plant	Mine Under	Exploration and
	and Equipment	Construction	Evaluation	Inventory	Total
	$	$	$	$	$
Congo	651,325	-	141,757	3,899	796,981
Canada	104	-	-	-	104
	651,429	-	141,757	3,899	797,085

December 31, 2015	Property, Plant	Mine Under	Exploration and
	and Equipment	Construction	Evaluation	Inventory	Total
	$	$	$	$	$
Congo	289,510	388,012	139,738	3,802	821,062
Canada	117	-	-	-	117
	289,627	388,012	139,738	3,802	821,179

24.    PRODUCTION COSTS

Production costs for the Company’s Twangiza and Namoya mines for the three months ended March 31, 2016 and for the Company's Twangiza mine for the three months ended March 31, 2015 are as follows:

	For the three months ended
	March 31, 2016	March 31, 2015
	$	$
Raw materials and consumables	(16,501)	(9,311)
Salaries	(7,980)	(4,011)
Contractors	(5,778)	(2,948)
Other overhead	(5,529)	(2,867)
Inventory adjustments	3,611	1,242
	(32,177)	(17,895)

25.    GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended
	March 31, 2016	March 31, 2015
	$	$
Salaries and employee benefits	(712)	(858)
Consulting, management, and professional fees	(394)	(188)
Office and sundry	(306)	(519)
Congo corporate office	(2,008)	(960)
Depreciation	(13)	(24)
Other	(204)	(238)
	(3,637)	(2,787)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

26.    OTHER CHARGES AND PROVISIONS, NET

		For the three months ended
	Notes	March 31, 2016	March 31, 2015
		$	$
Impairment of inventories	7	(1,034)	-
Loss on change in fair value of financial instruments	15,18	(8,389)	(744)
		(9,423)	(744)

27.    FINANCE EXPENSES

		For the three months ended
	Notes	March 31, 2016	March 31, 2015
		$	$
Dividends on Preference Shares	18	(967)	(707)
Dividends on Private Placement Preferred Shares	18	(859)	(701)
Transaction costs	15	(2,633)	(1,297)
Interest and bank charges		(7,794)	(3,164)
Accretion	16	(168)	(186)
Income from derivative instruments		54	-
		(12,367)	(6,055)

28.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables, bank loans and trade and other payables approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost (excluding the Offering) are approximated by their carrying values.

The following table provides information about financial assets and liabilities measured at fair value in the statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	March 31, 2016
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)

Financial liabilities
Derivative instruments - mark-to-market	-	21,773	-
Preference Shares	-	33,392	-
Private Placement Preferred Shares	-	41,504	-

	December 31, 2015
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)

Financial liabilities
Derivative instruments - mark-to-market	-	53,767	-
Preference Shares	-	28,315	-
Private Placement Preferred Shares	-	41,022	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive (loss)/income. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. A 10 percent movement of the US dollar against foreign currencies is not expected to result in a significant impact on the financial statements.

d)	Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents, restricted cash, and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, Barbados and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at March 31, 2016 and December 31, 2015 is as follows:

		December 31,
	March 31, 2016	2015
	$	$
Cash and cash equivalents	7,529	2,262
Restricted cash	17,500	-
Trade and other receivables	15,851	13,020
	40,880	15,282

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company will need to further examine funding options. The Company has the following financial obligations, excluding preferred shares, classified as financial liabilities:

March 31, 2016			Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	67,692	67,692	-	-	-
Long-term debt, including interest	216,477	216,477	-	-	-
Bank loans	9,281	7,754	1,527	-	-
Derivative instruments	21,773	15,433	6,340	-	-

December 31, 2015			Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	82,235	82,235	-	-	-
Long-term debt, including interest	201,230	17,500	183,730	-	-
Bank loans	14,933	11,921	3,012	-	-
Derivative instruments	53,767	28,763	25,004	-	-

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the Congo has experienced two wars and significant political unrest. Operating in the Congo may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

h)	Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold. The following table demonstrates the impact of a 10% weakening in the spot price of gold:

	Three months ended
	March 31, 2016	March 31, 2015
	$	$
Net (loss)/income	(23,134)	6,780
Impact of a 10% weakening of the spot price of gold	(4,654)	(4,100)
Net (loss)/income after impact	(27,788)	2,680

i)	Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

j)	Capital Management

The Company manages its bank overdraft, net of cash, bank loans, derivative instruments, preference shares, long-term debt, common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	March 31,	December 31,
	2016	2015
Bank overdraft, net of cash	-	3,777
Bank loans	9,281	14,933
Derivative liabilities	21,773	53,767
Preference shares	74,896	69,337
Long term debt	190,489	168,127
Share capital	526,697	518,629
Warrants	13,356	13,356
Contributed surplus	43,478	43,431
Deficit	(179,050)	(155,916)
	700,920	729,441

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

29.    CASH FLOWS

a)	Operating Cash Flows – Working Capital Adjustments

		For the three months ended
	Notes	March 31, 2016	March 31, 2015
		$	$
Trade and other receivables	5	(2,679)	590
Prepaid expenses and deposits	6	(2,805)	(3,379)
Inventories	7	(4,897)	409
Trade and other payables	11	3,900	(6,304)
Employee retention allowance	14	(216)	(58)
Derivative instruments - mark-to-market	15	(3,805)	590
		(10,502)	(8,152)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at and for the three months ended March 31, 2016
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

b)	Investing Cash Flows – Non-Cash Additions

		For the three months ended
	Notes	March 31, 2016	March 31, 2015
		$	$
Exploration and evaluation
Depreciation	8	109	173
Share-based payments	20	6	83
Employee retention allowance	14	53	29

Mine under construction
Depreciation	8	-	1,881
Share-based payments	20	-	23
Employee retention allowance	14	-	93
Accrued interest	13	-	1,892

c)	Financing Cash Flows – Issuance Proceeds and Costs

		For the three months ended
Gross proceeds from non-equity financing	Notes	March 31, 2016	March 31, 2015
		$	$
Derivative instruments	15	3,480	20,000
Deferred revenue	12	66,463	-
Long-term debt	15,17	21,045	-
Share purchase warrants	15	1,818	-
		92,806	20,000

		For the three months ended
Issuance costs from non-equity financing	Notes	March 31, 2016	March 31, 2015
		$	$
Derivative instruments	15	300	300
Deferred revenue	12	2,031	-
Long-term debt	15,17	268	-
Share purchase warrants	15	32	-
		2,631	300

		For the three months ended
Gross proceeds from equity financing	Notes	March 31, 2016	March 31, 2015
		$	$
Issuance of common shares	19	8,387	-

		For the three months ended
Issuance costs from equity financing	Notes	March 31, 2016	March 31, 2015
		$	$
Issuance of common shares	19	319	-

30.    EVENT AFTER THE REPORTING PERIOD

In April 2016, the Company announced a reserves and resources update, effective as of December 31, 2015. Considerations, including unit of production based depreciation and depletion, mine life for environmental rehabilitation provision and the implied value per ounce for deferred revenue, with respect to the updates have been reflected in these interim condensed consolidated financial statements.